www.managersfunds.com


November 29, 2000


Theresa Westbrook
Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414


Dear Ms. Westbrook:

On September 8, 2000, the Trustees of Managers U.S. Stock Market Plus Fund (Managers Trusts I), and Managers Short Duration
Government Fund and Managers Intermediate Duration Government Fund (Managers Trust II) (collectively the "Funds"), voted not to retain Deloitte & Touche LLP as the independent accountants for the Funds, due to the acquisition of the Funds from Smith Breeden Associates, Inc.

In  accordance with the requirements of Item 304 of Regulation S-
K, please provide us with a letter from your firm addressed to the Securities and Exchange Commission stating your agreement with the following:

  1. On September 8, 2000, the Trustees of the Funds voted not to retain Deloitte & Touche LLP as the Funds' independent accountants.

  2. Deloitte & Touche LLP's reports on the Funds' financial statements for fiscal years ended in 1999 and 2000 did not contain an adverse opinion or a disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope or accounting principles.

  3. During the Funds' fiscal years ended in 1999 and 2000, and through the date hereof, (i) there were no disagreements with Deloitte & Touche LLP on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of Deloitte & Touche LLP, would have caused it to make reference to the subject matter of the disagreement in its report on the financial statements for such years and (ii) there were no "reportable events" as defined in Paragraph (a) (1) (v) of Item 304 of Regulation S-K.

A copy of your letter will be filed with the Securities and Exchange Commission along with this letter as an exhibit to each Fund's next Form N-SAR (in accordance with Sub-Item 77k of Form N-
SAR).

Sincerely,
/s/Peter McCabe
Peter McCabe
Assistant Treasurer